ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-193727

September 25, 2014

PRICING TERM SHEET

ATLAS RESOURCE PARTNERS, L.P.

8.625% Class D Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per Unit)

Issuer:	Atlas Resource Partners, L.P. (the “issuer”).

Securities Offered:	8.625% Class D Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units:	3,200,000 units.

Number of Option Units:	480,000 units.

Public Offering Price:	$25.00 per unit; $80,000,000 total.

Underwriting Discounts:	$0.7875 per unit; $2,520,000 total.

Maturity Date:	Perpetual (unless redeemed by the issuer on or after October 15, 2019).

Ratings:	The units will not be rated.

Trade Date:	September 25, 2014.

Settlement Date:	October 2, 2014 (T+5).

Liquidation Preference:	$25.00, plus accumulated and unpaid distributions.

Distribution Rate:	8.625% per annum of the $25.00 per unit liquidation preference (equivalent to $2.15625 per unit per annum).

Distribution Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2015.

Optional Redemption:	On or after October 15, 2019 the issuer may, at its option, redeem the Class D Cumulative Redeemable Perpetual Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

Change of Control Conversion Right Unit Cap:	2.60010

CUSIP/ISIN:	04941A 408 / US04941A4085

Joint Book-Running Managers:	Morgan Stanley & Co. LLC and UBS Securities LLC.

Joint Lead Managers	Stifel, Nicolaus & Company, Incorporated and Deutsche Bank Securities Inc.

Co-Managers:	Janney Montgomery Scott LLC, MLV & Co. LLC and Sterne, Agee & Leach, Inc.

Listing:	The issuer intends to file an application to list the Class D Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange under the symbol “ARPPrD”. If the application is approved, trading of the Class D Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

Additional Information:

Atlas Resource Partners, L.P. has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about Atlas Resource Partners, L.P. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Additionally, a copy of the preliminary prospectus supplement and prospectus relating to the offering may also be obtained by contacting either Morgan Stanley & Co. LLC at (866) 718-1649 or UBS Securities LLC at (877) 827-6444, ext. 5613884.